Exhibit 99.77C
2015 HIT PARTICIPANTS MEETING

The 2015 Annual Meeting of Participants was held in Washington, D.C., on Thursday, December 17, 2015. The following matters were put to a vote of the Participants at the meeting through the solicitation of proxies:

Richard Ravitch was elected to chair the Board of Trustees by: votes for 3,066,955.939; no votes against; votes abstaining 24,759.475; votes not cast 1,585,155.350.

The following Trustees were not up for reelection and their terms of office continued after the meeting: Jack Quinn, Kenneth Rigmaiden, Tony Stanley, and Richard L. Trumka.

Ernst & Young LLP was ratified as the HIT’s Independent Registered Public Accounting Firm by: votes for 3,091,715.414; no votes against; no votes abstaining; votes not cast 1,585,155.350.